SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                               (Amendment No. 3)*

                   Ladenburg Thalmann Financial Services Inc.
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                                (Name of Issuer)

                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)

                                   50575Q 10 2
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                                 (CUSIP Number)

                                   Holger Timm
                        Berliner Effektengesellschaft AG
                               Kurfurstendamm 119
                              10711 Berlin, Germany
                               011-49-30-8902-196

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 31, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 50575Q 10 2                                      Page 2 of 5 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1

       Berliner Effektengesellschaft AG                        I.D. No.
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                    (b) |_|
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3      SEC USE ONLY
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4      SOURCE OF FUNDS*

       N/A
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)|_|
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 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Federal Republic of Germany
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                     7     SOLE VOTING POWER
  NUMBER OF
    SHARES                            4,620,501
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY
     EACH            8     SHARED VOTING POWER
  REPORTING
    PERSON                            -0-
     WITH         --------------------------------------------------------------
 BENEFICIALLY
   OWNED BY          9     SOLE DISPOSITIVE POWER
     EACH
  REPORTING                           4,620,501
    PERSON        --------------------------------------------------------------
     WITH
                    10     SHARED DISPOSITIVE POWER

                                      -0-
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,620,501
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.6%
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14     TYPE OF REPORTING PERSON*

       CO
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
                                  SCHEDULE 13D

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CUSIP No. 50575Q 10 2                                      Page 3 of 5 Pages
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     This Amendment No. 3 amends the statement on Schedule 13D originally  filed with the Securities and Exchange Commission on March 16, 2001 and dated February 8, 2001 (as amended, the "Schedule 13D"), with respect to the common stock, $.0001 par value, ("Common Stock"), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following:

     Effective March 31, 2004, the Company and Berliner entered into an agreement ("Note Purchase Agreement") pursuant to which the Company repurchased the Note held by Berliner in $1.99 million aggregate principal amount, plus all accrued but unpaid interest thereon, for $1,000,000 in cash. As a result of the Note Purchase Agreement, Berliner will no longer have the right to convert the principal of the Note, and all accrued but unpaid interest thereon, into shares of Common Stock of the Company (totaling 1,108,565 shares of Common Stock immediately prior to the consummation of the Note Purchase Agreement).

     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended to read as follows:

     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 4,620,501 shares of Common Stock of the Company, which constituted 10.6% of the 43,627,130 shares of Common Stock of the Company outstanding (as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003). To the knowledge of the Reporting Person, none of the directors and executive officers of the Reporting Person may be deemed to be acting as a group with Berliner.

     (b) As of the date hereof, with respect to the 4,620,501 shares of Common Stock held by Berliner, Berliner exercises both sole voting power and sole dispositive power. To the knowledge of the Reporting Person, none of the directors and executive officers of Berliner may be deemed to exercise voting power and dispositive power with respect to such shares.

     Under the definition of "beneficial ownership" in Rule 13d-3 promulgated under the Act, it is possible that members of the Board of Directors of Berliner, in their capacities as such, might be deemed to be beneficial owners of the Securities and share the voting and dispositive powers with regard to the Securities. Neither the filing of this Schedule nor any of its contents shall be construed as an admission that the directors of Berliner are beneficial owners of any of the Securities, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                  SCHEDULE 13D

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CUSIP No. 50575Q 10 2                                      Page 4 of 5 Pages
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     (c) On March 29, 2004,  Berliner  entered into the Note Purchase  Agreement with the Company. See Item 4. Neither Berliner, nor to Berliner's knowledge, any of its directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended to add the following:

     See Item 4 with respect to the Note Purchase Agreement. A copy of the Note Purchase Agreement is incorporated by reference in Exhibit L.


Item 7.  Material to be filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

     Exhibit L:     Note Purchase Agreement, dated as of March 29, 2004, between
                    Ladenburg  Thalmann  Financial  Services  Inc.  and Berliner
                    Effektengesellschaft   AG   (incorporated  by  reference  to
                    Exhibit 10.56 in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003).

                                  SCHEDULE 13D

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CUSIP No. 50575Q 10 2                                      Page 5 of 5 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 2, 2004

                                          BERLINER EFFEKTENGESELLSCHAFT AG



                                          /s/ Holger Timm
                                          --------------------------------
                                          Name: Holger Timm
                                          Title: Chief Executive Officer